Exhibit 16.1

[ROSENBERG RICH BAKER BERMAN LETTERHEAD]

November 9, 2005

To the Audit Committee of

e-Smart Technologies, Inc.

222 Grace Church Street

Suite 300

Port Chester, NY 10573

It has come to our attention that two interim quarterly filings made by e-Smart Technologies, Inc., Form 10-QSB for the quarter ended March 31, 2005 filed on May 17, 2005, and Form 10-QSB for the quarter ended June 30, 2005 filed on August 15, 2005, were not reviewed by Rosenberg Rich Baker Berman & Company in accordance with appropriate standards.

The SEC staff considers a Form 10-QSB that is filed prior to the completion of the independent accountants’ review to be deficient and not timely in its Exchange Act filings.

With this correspondence, we are communicating to the Company the above described deficiencies. If these deficiencies are not immediately addressed through an independent accountant’s completion of a review, we request that the Company promptly amend the above described filings to disclose that the financial statements have not been reviewed by an independent accountant. SEC regulations require that notice of receipt of this correspondence be sent to the SEC’s Office of the Chief Accountant, with a copy to us, within one day of receipt. If we do not receive such a copy within this time period we are required to notify the SEC directly.

Very truly yours,

/s/ Rosenberg Rich Baker Berman & Company